



19010289

SEC

ANNUAL AUDITED REPORT Proce...
FORM X-17A-5   Section
PART III   MAR 1 1 2019

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SEC FILE NUMBER
8- 44331

FACING PAGE   Washington, DC
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/18__ AND ENDING __12/31/18__
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Primex Prime Electronic Execution, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

54 W 21st Street, 12th Floor

(No. and Street)

New York	NY	10010
(City)	(State)	(Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Wil Felix

                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDG CPAs

(Name – if individual, state last, first, middle name)

76 North Walnut Street	Ridgewood	NJ	07450
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, __Wil Felix_____ , swear (or affirm) that, to the best of my

knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Primex Prime Electronic Execution, Inc._____ , as

of _____December 31_____ , 2018, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

$\quad$ CEO

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*



76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

A PROFESSIONAL CORPORATION
Founded 1982

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of
Primex Prime Electronic Execution, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Primex Prime Electronic Execution, Inc. as of December 31, 2018, the related statement of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Primex Prime Electronic Execution, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Primex Prime Electronic Execution, Inc.'s management. Our responsibility is to express an opinion on Primex Prime Electronic Execution, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Primex Prime Electronic Execution, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis-of-Matter

As presented in the accompanying statement of financial condition, the Company's advances to brokers are stated net of an allowance for doubtful accounts. Management has estimated (see Note 1) the allowance based on an analysis of specific brokers taking into consideration previous confirmation of the broker's balances due, and an assessment of the broker's ability to pay. The net advances to brokers is a non-allowable asset for purposes of the Company's Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Primex Prime Electronic Execution, Inc.'s financial statements. The supplemental information is the responsibility of Primex Prime Electronic Execution, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BDG-CPAs

We have served as Primex Prime Electronic Execution, Inc.'s auditor since 2018.

BDG-CPAs, PC
Ridgewood, NJ
March 1, 2019



PRIMEX PRIME ELECTRONIC EXECUTION, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2018

ASSETS

Cash and cash equivalents	$	134,115
Deposit with clearing broker		15,027
Accounts receivable, net of allowance of $16,000		14,931
Other assets		130,478
Advances to brokers, net of allowance of $67,290		189,719
Office furniture and equipment, net of accumulated depreciation of $182,860		68,770
Total Assets	$	553,040

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	32,941
Commissions payable		65,952
Deferred rent liability		19,555
Total Liabilities		118,448

STOCKHOLDER'S EQUITY

Common stock, no par value; 300,000 shares Authorized; 50 shares issued and outstanding		-
Additional paid-in capital		1,099,929
Retained earnings (deficit)		(665,337)
		434,592
Total Liabilities and Stockholder's Equity	$	553,040

The accompanying notes are an integral part of these financial statements.

PRIMEX PRIME ELECTRONIC EXECUTION, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2018

REVENUES		
Placement fees	$	4,200,245
Commissions		198,201
Interest income		5,408
Other		6,508
Total revenue		4,410,362
EXPENSES		
Commissions, compensation and benefits	$	3,285,981
Clearing fees		21,175
Communications		23,930
Occupancy		157,395
Depreciation expense		33,692
Other operating expenses		213,324
Total expenses	$	3,735,497
NET INCOME BEFORE PROVISION FOR INCOME TAXES		674,865
Provision for Income Taxes		1,882
NET INCOME	$	672,983

The accompanying notes are an integral part of these financial statements.

PRIMEX PRIME ELECTRONIC EXECUTION, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2018

	Common Stock		Additional Paid-in Capital	Accumulated (Deficit)	Total
	Shares	Amount			
Balance, December 31, 2017	50	$ -	$1,099,929	$ (619,320)	$ 480,609
Distributions to Stockholders				(719,000)	(719,000)
Net income				672,983	672,983
Balance, December 31, 2018	50	$ -	$1,099,929	$ (665,337)	$ 434,592

The accompanying notes are an integral part of these financial statements.

PRIMEX PRIME ELECTRONIC EXECUTION, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	672,983
Adjustments to reconcile net income to net cash		
provided by operating activities		
Depreciation		33,692
Decrease in accounts receivable		136,656
Decrease in advances to brokers, net		4,000
Increase in other assets		(5,350)
Decrease in deferred rent liability		(6,641)
Decrease in accounts payable and accrued expenses		(421,967)
NET CASH PROVIDED BY OPERATING ACTIVITIES		413,373
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment		(990)
NET CASH USED BY INVESTING ACTIVITIES		(990)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Shareholder Distributions		(719,000)
NET CASH USED BY FINANCING ACTIVITIES		(719,000)
NET DECREASE IN CASH		(306,617)
CASH:		
Beginning of year		440,732
End of year		134,115
Cash paid during the year for		
Interest	$	-
Income taxes	$	1,925

The accompanying notes are an integral part of these financial statements.

NOTE 1-NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: The Company is an independent registered broker-dealer and a member of the Financial Industry Regulatory Authority. The Company's business is to act as a broker for transactions in securities.

Consideration of Credit Risk: The Company maintains its cash in bank deposit accounts at high credit quality financial institutions. The balances, at times, may exceed federally insured limits.

Cash equivalents consist of highly liquid investments purchased with a maturity date of three months or less, that are not held for sale in the ordinary course of business.

Accounts Receivable: Accounts receivable are non-interest bearing uncollateralized obligations receivable arising from sales of securities and private placements that are due in accordance with the terms agreed upon.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected.

The Company's advances to brokers are stated net of an allowance for doubtful accounts. Management has estimated the allowance based on an analysis of specific brokers taking into consideration previous confirmation of the broker's balances due, and an assessment of the broker's ability to pay.

Office Furniture and Equipment: Office furniture and equipment are being depreciated on a straight-line basis over estimated useful lives of 5 to 7 years.

Income Taxes: The Company has elected to be taxed as an S Corporation. Therefore, the income or losses of the Company flow through to the Stockholder and no income taxes are reported in the accompanying financial statements. The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary. The Company pays a New York City corporation income tax and a minimum New York State Income Tax.

PRIMEX PRIME ELECTRONIC EXECUTION, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2018

NOTE 1-NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Estimates: The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates in determining assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Revenue Recognition: Placement fees are recognized in accordance with terms agreed upon with each client and are generally based on (1) a percentage of capital raised or (2) profit allocated and management fees earned by a client on funds received from investors introduced by the Company.

Commissions earned arising from customer securities transactions are reported on a settlement date basis which does not differ significantly from trade date basis.

Date of Management's Review – Subsequent events were evaluated through March 01, 2019, the date the financial statements were available to be issued.

NOTE 2 -NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $45,625 which was $37,728 in excess of its required net capital of $7,897 and its ratio of aggregate indebtedness to net capital was 2.60 to 1.0.

NOTE 3 – OFF BALANCE SHEET RISK

In the normal course of business, the Company executes securities transactions. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 4 -LEASES

The Company leases office facilities under an operating lease. Total occupancy expense for 2018 was $157,395.

NOTE 4 – LEASES (CONTINUED)

Future minimum rental payments under the office premises lease are approximately the following:

2019		161,000
2020		95,000
Total	$	256,000

NOTE 5 – CONTINGENCIES

The Company is subject to arbitration and litigation in the normal course of business.

As of December 31, 2018, the Company was one of the respondents in an arbitration matter, whereby a former client of the Company (the "claimant") had alleged a variety of causes of action and was attempting to recover approximately $103,000 from the respondents. Subsequent to the year ended December 31, 2018 the arbitration matter was resolved and the claimant was awarded approximately $77,000 in damages and costs and fees. A Company stockholder, one of the respondents in this arbitration matter, absolved the Company and remaining respondents of this loss and personally paid the required damages and costs and fees. Accordingly, no expense has been recognized related to this arbitration matter for the year ended December 31, 2018.

Subsequent to the year ended December 31, 2018, the Company was notified that it is the subject of another arbitration matter. While the ultimate outcome of this matter is not presently determinable, management and legal counsel for the Company are of the opinion that the claim is without merit and that the resolution will not have a material adverse effect on the financial position or results of operations of the Company. No expense has been recognized related to this matter as of December 31, 2018.

NOTE 6- CLEARING BROKER AND CLEARANCE AGREEMENT

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities. The deposit with its clearing broker is refundable but, subject to offsets, if and when the Company ceases doing business with the clearing broker.

Amounts receivable from its clearing organization at December 31, 2018 consist of commissions receivable and funds on deposit in various accounts. The receivable is considered fully collectible and no allowance is required.

NOTE 7 – OTHER ASSETS

Other assets include approximately $30,000 of collectible art and objects.

NOTE 8 - CONCENTRATION

Approximately 70% of accounts receivable represent amounts due from two broker dealer customers.

PRIMEX PRIME ELECTRONIC EXECUTION, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2018

Supplementary Information
Pursuant to Rule 17(a)-5 of the
Securities Exchange Act of 1934

December 31, 2018

The accompanying schedule is prepared in accordance with the requirements and general format of FOCUS Form X-17A-5.

SCHEDULE I
PRIMEX PRIME ELECTRONIC EXECUTION, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934

Net Capital

Total stockholder's equity qualified for net capital	$	434,592
Deduction for non-allowable assets:		
Other assets		(130,478)
Advances to brokers		(189,719)
Net fixed assets		(68,770)
		(388,967)
Net capital before haircuts		45,625
Less haircuts		-
Net capital		45,625
Minimum net capital required		7,897
Excess capital	$	37,728
Aggregate indebtedness:		
Liabilities	$	118,448
Net capital based on aggregate indebtedness	$	7,897
Ratio of aggregate indebtedness to net capital		2.60 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED
IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2018

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	56,966
Audit Adjustments to record accrued professional fees		(8,900)
Audit Adjustments, net		(2,441)
Net capital per above	$	45,625

PRIMEX PRIME ELECTRONIC EXECUTION, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange
Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND
EXCHANGE COMMISSION
AS OF DECEMBER 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange
Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.



76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

A PROFESSIONAL CORPORATION

Founded 1982

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of
Primex Prime Electronic Execution, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Primex Prime Electronic Execution, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BDG-CPAs

BDG-CPAs, PC
Ridgewood, NJ
March 1, 2019



PRIME X

54 West 21ª Street
Suite 1210
New York, NY 10010

BROKER DEALERS ANNUAL EXEMPTION REPORT

Primex Prime Electronic Execution, Inc. claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

Primex Prime Electronic Execution, Inc., met the aforementioned exemption provisions throughout the most recent year ended December 31, 2018, without exception.

Wil Felix
February 18, 2019



76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Stockholder of
Primex Prime Electronic Execution, Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Primex Prime Electronic Execution, Inc. and the SIPC, solely to assist you and SIPC in evaluating Primex Prime Electronic Execution, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. Primex Prime Electronic Execution, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Primex Prime Electronic Execution, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Primex Prime Electronic Execution, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

BDG-CPAs

BDG-CPAs, PC
Ridgewood, NJ
March 1, 2019



SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended 12/31/2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
1*1**********127**************ALL FOR AADC 100
44331   FINRA   DEC
PRIMEX PRIME ELECTRONIC EXECUTION INC
PRIMEX
54 W 21ST ST RM 1210
NEW YORK, NY 10010-7321
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 6587.93

   B. Less payment made with SIPC-6 filed (exclude interest) (3915.91)

   _____ Date Paid

   C. Less prior overpayment applied (O)

   D. Assessment balance due or (overpayment) O

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum O

   F. Total assessment balance and interest due (or overpayment carried forward) $ ~~2652.01~~ 2652.01

   G. PAYMENT: √ the box
   Check mailed to P.O. Box ☑ Funds Wired ☐   ACH ☐ $ 2652.01
   Total (must be same as F above)

   H. Overpayment carried forward $(O)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Primex
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the 19 day of Febmary, 2019.

_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 4,480,362

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. 0

(2) Net loss from principal transactions in securities in trading accounts. 0

(3) Net loss from principal transactions in commodities in trading accounts. 0

(4) Interest and dividend expense deducted in determining item 2a. 0

(5) Net loss from management of or participation in the underwriting or distribution of securities. 0

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. 0

(7) Net loss from securities in investment accounts. 0

Total additions 4,480,362

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 8405

(2) Revenues from commodity transactions. 0

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 21175

(4) Reimbursements for postage in connection with proxy solicitation. 0

(5) Net gain from securities in investment accounts. 0

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. 0

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). 0

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): 0

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 2163

Enter the greater of line (i) or (ii) 2163

Total deductions 31743

2d. SIPC Net Operating Revenues $ 4,398,619

2e. General Assessment @ .0015 $ 6587.93

(to page 1, line 2.A.)

2